NEWS RELEASE
Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

Natcore Technology Issues Shares To Consultant

Rochester, NY — (June 21, 2016) — In order to preserve cash on hand, Natcore Technology has entered into a consulting arrangement with a third party services provider which provides that Natcore will issue 400,000 common shares in exchange for legal services rendered. The consulting arrangement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.